Mail Stop 3561

February 28, 2008

Via Fax & U.S. Mail

Mr. Matthew Natalizio
 Chief Financial Officer
TIX CORPORATION
12001 Ventura Place, Suite 340
Studio City, California  91604

> **Re:    Tix Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-24592**

Dear Mr. Natalizio:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief